Ebix, Inc.

One Ebix Way

Johns Creek, GA 30097

May 7, 2020

Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

    Office of Technology

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Ebix, Inc.

Form 10-K for Fiscal Year Ended December 31, 2019

Form 8-K filed March 2, 2020

File No. 000-15946

Dear Mr. Krikorian:

Ebix, Inc. (the “Company”) confirms that it has received a Comment Letter from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission, dated May 4, 2020, regarding the above-referenced filing. The Comment Letter requests that the Company respond within ten business days or advise the Staff when the Company will respond. The Company is working diligently with management and its advisors to address this Comment Letter but requires additional time to complete its response. The Company hereby advises the Staff that it will respond to the Comment Letter on or before May 29, 2020. The Company appreciates the Staff’s willingness to allow for the additional time.

Please do not hesitate to contact me at steve.hamil@ebix.com.

Sincerely,

/s/ Steven M. Hamil

Steven M. Hamil
Chief Financial Officer

cc:	Robin Raina, Chief Executive Officer

Charles M. Harrell, General Counsel